UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Ascent Solar Technologies, Inc.

(Name of Issuer)
Common Shares, par value $0.0001

(Title of Class of Securities)
043635101

(CUSIP Number)
Einar Glomnes
Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo, Norway
Telephone: +47 (0) 2253 8100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with a copy to:
George Karafotias
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP, United Kingdom
+44 (0) 20 7655 5576
August 17, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	043635101

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Norsk Hydro ASA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Kingdom of Norway

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,534,462 (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,534,462 (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,534,462 (see Items 3 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.0%(see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Page 2 of 8 Pages

CUSIP No.	043635101

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Norsk Hydro Produksjon AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Kingdom of Norway

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,534,462 (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,534,462 (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,534,462 (see Items 3 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.0%(see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Page 3 of 8 Pages

Item 1. Security and Issuer.
     This Amendment No. 2 to Schedule 13D amends the statement on Schedule 13D originally filed by Norsk Hydro ASA (“Norsk Hydro”) and Norsk Hydro Produksjon AS (“Produksjon”) on March 13, 2007 and amended on June 15, 2007 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, par value $0.0001 per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Company”).
Item 3 Source and Amount of Funds or Other Considerations.
     Item 3 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:
     On March 13, 2007, Produksjon and the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), a copy of which is attached as Exhibit B hereto. The description of the Securities Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit B, which is incorporated herein by reference.
     Tranche 1 Shares
     Pursuant to the Securities Purchase Agreement, the Company issued to Produksjon, and Produksjon purchased, accepted and acquired from the Company an aggregate of 1,600,000 Shares (the “Tranche 1 Shares”), at an issue price of $5.7725 in cash per Tranche 1 Share, or $9,236,000 in the aggregate, at a closing that occurred on March 13, 2007 (the “First Closing”).
     The funds for the subscription price for the Tranche 1 Shares were obtained by Produksjon from its working capital.
     Initial Warrants Call Option
     Pursuant to the Securities Purchase Agreement, the Company granted to Produksjon, and Produksjon acquired from the Company, the option to acquire from the Company, and to require the Company to sell to Produksjon (the “Initial Warrants Call Option”), (i) a number of restricted, redeemable Class A public warrants otherwise identical to the publicly traded Class A public warrants of the Company, each of which entitles the holder thereof to purchase one Share at an exercise price of $6.60 per Share (the “Class A Warrants”), that will result in Produksjon owning 23% of all issued and outstanding Class A Warrants immediately after such sale and purchase (the “Initial Class A Warrants”) and (ii) a number of restricted, non-redeemable Class B public warrants otherwise identical to the publicly traded Class B public warrants of the Company, each of which entitles the holder thereof to purchase one Share at an exercise price of $11.00 per Share (the “Class B Warrants”), that will result in Produksjon owning 23% of all issued and outstanding Class B Warrants immediately after such sale and purchase (the “Initial Class B Warrants”; together with the Initial Class A Warrants, the “Initial Warrants”).
     On June 15, 2007, the Company’s stockholders approved in a regular meeting the issuance of the Initial Warrants and the issuance of the Tranche 2 Securities (defined below). Pursuant to a Stockholders’ Agreement entered into by the Company and Produksjon on the First Closing (the “Stockholders’ Agreement”), Produksjon can exercise the Initial Warrants only to maintain its 23.0% ownership of the Company’s Shares.
Page 4 of 8 Pages

     On May 24, 2007, the Company announced that it intended to redeem all outstanding Class A Warrants that had not been exercised before June 25, 2007. The Securities Purchase Agreement provides that if the Class A Warrants have been redeemed by the Company in accordance with their terms on or prior to the date of the acquisition of the Initial Warrants by Produksjon, the Company will issue to Produksjon, and Produksjon will purchase, accept and acquire from the Company, a number of Shares (the “Initial Replacement Shares”), at a price per Share equal to the average of the closing bids for the Shares on Nasdaq during the five consecutive trading days ending on (and including) the trading day that is one day prior to the date of exercise of the Initial Warrants Call Option sufficient to ensure that Produksjon acquires the percentage ownership of the Company that it would otherwise have acquired had the Company not redeemed the Class A Warrants on or prior to such date.
     On August 13, 2007, Produksjon exercised the Initial Warrants Call Option, and on August 16, 2007, the Company issued to Produksjon, and Produksjon purchased, accepted and acquired from the Company, (i) 934,462 Initial Replacement Shares at $7.198 per Share, which is equal to the average of the closing bids for the Shares on Nasdaq during the five consecutive trading days ending on (and including) August 10, 2007 and (ii) 1,965,690 Class B Warrants at $1.91 per Class B Warrant, which is equal to the average of the closing bids for the Class B Warrants on Nasdaq during the five consecutive trading days ending on (and including) August 10, 2007. The issuance, purchase and sale of the Initial Replacement Shares and the Initial Class B Warrants is hereinafter referred to as the “Initial Warrants Closing”.
     Each of Norsk Hydro and Produksjon beneficially own, as of the date hereof, (i) 2,534,462 Shares which, based on 11,019,401 Shares outstanding immediately after the Initial Warrants Closing, as provided by the Company, represent 23.0% of the Company’s issued and outstanding Shares and (ii) 1,965,690 Class B Warrants which, based on 6,580,788 Class B Warrants outstanding immediately after the Initial Warrants Closing, as provided by the Company, represent 23.0% of the Company’s issued and outstanding Class B Warrants.
     Produksjon obtained the funds for the purchase of the Initial Replacement Shares and the Initial Class B Warrants from its working capital.
     Tranche 2 Call Option
     Pursuant to the Securities Purchase Agreement, the Company granted to Produksjon, and Produksjon acquired from the Company, the option to acquire from the Company, and to require the Company to sell to Produksjon (the “Tranche 2 Call Option”), up to a maximum of (i) an additional number of Shares that will result in Produksjon owning 35% of all issued and outstanding Shares immediately after such sale and purchase (the “Tranche 2 Shares”) and (ii) an additional number of restricted Class B Warrants that will result in Produksjon owning 35% of all issued and outstanding Class B Warrants immediately after such sale and purchase (the “Option Class B Warrants”; together with the Tranche 2 Shares, the “Tranche 2 Securities”; and the Tranche 2 Securities together with the Tranche 1 Shares, the Initial Replacement Shares and the Initial Class B Warrants, the “Purchased Securities”).
Page 5 of 8 Pages

     The Tranche 2 Call Option may be exercised by Produksjon at any time during the period after 9:00 a.m. Denver, Colorado time, on December 13, 2007 and prior to 5:00 p.m., Denver, Colorado time, on December 13, 2009.
     The purchase price for each (i) Tranche 2 Share will be an amount equal to the average of the closing bids for the Shares on Nasdaq during the five consecutive trading days ending on (and including) the trading day that is one day prior to the date of exercise of the Tranche 2 Call Option and (ii) Option Class B Warrant will be an amount equal to the average of the closing bids for the Class B Warrants on Nasdaq during the five consecutive trading days ending on (and including) the trading day that is one day prior to the date of exercise of the Tranche 2 Call Option.
     Pursuant to the Stockholders’ Agreement, Produksjon can exercise the Option Class B Warrants only to maintain its percentage ownership of the Shares existing immediately after the closing of the issuance, purchase and sale of the Tranche 2 Securities (the “Second Closing”).
     Produksjon expects to obtain the funds for the purchase of the Tranche 2 Shares and the Option Class B Warrants, if any, from its working capital.
Item 5 Interest in Securities of the Issuer.
     Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:
     The responses of Norsk Hydro and Produksjon to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 is hereby incorporated by reference in this Item 5.
     Pursuant to the Securities Purchase Agreement, on the First Closing, Produksjon acquired 1,600,000 Shares, representing 23.0% of the Company’s outstanding Shares as of the date of the First Closing. Each of Norsk Hydro and Produksjon is deemed to beneficially own these 1,600,000 Shares.
     On the Initial Warrants Closing, Produksjon acquired (i) 934,462 additional Shares, which, together with the 1,600,000 Shares owned by Produksjon, represented 23.0% of the Company’s outstanding Shares as of the date of the Initial Warrants Closing and (ii) 1,965,690 Class B Warrants, representing 23.0% of the Company’s outstanding Class B Warrants as of the date of the Initial Warrants Closing. Pursuant to the Stockholders’ Agreement, Produksjon can exercise the Option Class B Warrants only to maintain its percentage ownership of the Shares existing immediately after the closing of the issuance, purchase and sale of the Tranche 2 Securities (i.e., 23.0%). Therefore, each of Norsk Hydro and Produksjon beneficially own, as of the date hereof, 2,534,462 Shares, which represent 23.0% of the Company’s issued and outstanding Shares.
     The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Norsk Hydro and Produksjon is based on 11,019,401 Shares and 6,580,788 Class B Warrants outstanding immediately after the Initial Warrants Closing, as provided by the Company.
Page 6 of 8 Pages

     In addition, the Shares deemed beneficially owned by each of Norsk Hydro and Produksjon with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.
     Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
     Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.
     Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
     To the best knowledge of Norsk Hydro and Produksjon, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Norsk Hydro and Produksjon.
Page 7 of 8 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:

August 17, 2007	NORSK HYDRO ASA

/s/ Jørgen C. Arentz Rostrup

	Name:	Jørgen C. Arentz Rostrup
	Title:	Senior Vice President

NORSK HYDRO PRODUKSJON AS

/s/ Jørgen C. Arentz Rostrup

	Name:	Jørgen C. Arentz Rostrup
	Title:	Chief Executive Officer
Page 8 of 8 Pages